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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

U.S.I. Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90333H101

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

13G
CUSIP No. 90333H101			Page 2 of 9

1.	Name of Reporting Person: MSD Capital, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 74-2880190

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,460,396

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,460,396

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,460,396

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.1%

12.	Type of Reporting Person: PN

13G
CUSIP No. 90333H101			Page 3 of 9

1.	Name of Reporting Person: MSD Torchlight, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 38-3655304

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,230,149

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,230,149

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,230,149

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%

12.	Type of Reporting Person: PN

13G
CUSIP No. 90333H101			Page 4 of 9

1.	Name of Reporting Person: MSD SBI, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 61-1420251

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,607,590

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,607,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,607,590

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.3%

12.	Type of Reporting Person: PN

13G
CUSIP No. 90333H101			Page 5 of 9

1.	Name of Reporting Person: MSD Portfolio L.P. – Investments, a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 13-4019104

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,622,657

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,622,657

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,622,657

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.3%

12.	Type of Reporting Person: PN

CUSIP No. — 90333H101

Item 1(a)	Name of Issuer:

U.S.I. Holdings Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

555 Pleasantville Road, Suite 160 South Briarcliff Manor, New York 10510

Item 2(a)	Names of Persons Filing:

MSD Capital, L.P. MSD Torchlight, L.P. MSD SBI, L.P. MSD Portfolio L.P. — Investments

Item 2(b)	Addresses of Principal Business Offices:

MSD Capital, L.P. 645 Fifth Avenue, 21st Floor New York, New York 10022

MSD Torchlight, L.P. 645 Fifth Avenue, 21st Floor New York, New York 10022

MSD SBI, L.P. 645 Fifth Avenue, 21st Floor New York, New York 10022

MSD Portfolio L.P. — Investments 645 Fifth Avenue, 21st Floor New York, New York 10022

Item 2(c)	Citizenship:

MSD Capital, L.P. — Delaware MSD Torchlight, L.P. — Delaware MSD SBI, L.P. — Delaware MSD Portfolio L.P. — Investments — Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

90333H101

CUSIP No. — 90333H101

Item 3	Status of Persons Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	As of December 31, 2004, (i) MSD Torchlight, L.P., a Delaware limited partnership (“ Torchlight ”), was the record owner of 1,230,149 shares of common stock of U.S.I. Holdings Corporation (“ USI ”), (ii) MSD SBI, L.P., a Delaware limited partnership (“ SBI ”), was the record owner of 1,607,590 shares of common stock of USI, and (iii) MSD Portfolio L.P. - Investments, a Delaware limited partnership (“ Portfolio ”), was the record owner of 1,622,657 shares of common stock of USI. MSD Capital, L.P., a Delaware limited partnership (“ MSD ”), is the general partner of Torchlight, SBI and Portfolio, and therefore may be deemed to be the indirect beneficial owner of the shares of common stock of USI held of record by Torchlight, SBI and Portfolio. MSD Capital Management LLC is the general partner of MSD.

	(b)	Percent of Class:

MSD Capital, L.P. - 9.1% MSD Torchlight, L.P. - 2.5% MSD SBI, L.P. - 3.3% MSD Portfolio L.P. — Investments - 3.3%

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote:

MSD Capital, L.P. — 4,460,396 MSD Torchlight, L.P. — 1,230,149 MSD SBI, L.P. — 1,607,590 MSD Portfolio L.P. — Investments — 1,622,657

CUSIP No. — 90333H101

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:

MSD Capital, L.P. — 4,460,396 MSD Torchlight, L.P. — 1,230,149 MSD SBI, L.P. — 1,607,590 MSD Portfolio L.P. — Investments — 1,622,657

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person :

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person :

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. — 90333H101

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

MSD CAPITAL, L.P.

By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker Marc R. Lisker General Counsel

MSD TORCHLIGHT, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker Marc R. Lisker General Counsel

MSD SBI, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker Marc R. Lisker General Counsel

MSD PORTFOLIO L.P. — INVESTMENTS

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker Marc R. Lisker General Counsel

EXHIBITS

Exhibit A	Joint Filing Agreement, dated April 26, 2004, entered into by and among MSD Capital, L.P., MSD Torchlight, L.P., MSD SBI, L.P. and MSD Portfolio L.P. — Investments (Exhibit A to Schedule 13G filed with the Securities and Exchange Commission on April 26, 2004 and incorporated by reference herein).